17190 Bernardo Center Drive San Diego, California 92128 Tel: (858) 485.9840 Fax: (858) 485.9843

April 13, 2012

VIA EDGAR

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc.

BioMed Realty, L.P.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 9, 2012

File No. 001-32261 and File No. 000-54089

Dear Mr. Gordon:

BioMed Realty Trust, Inc. and BioMed Realty, L.P. (together the “Company”) are in receipt of the Staff’s letter dated March 21, 2012 regarding the above-referenced filing. We are responding to the Staff’s comments as set forth below. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Fiscal Year ended December 31, 2011 filed February 9, 2012

General

1.	In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

BioMed Response: In accordance with the Staff’s comment, the Company will, in future Exchange Act periodic reports, revise its disclosure in footnote # 2 to its consolidated financial statements to include information substantially similar to the following:

On an ongoing basis, the Company evaluates the credit quality of its tenants. Factors considered by the Company as part of this evaluation include, among other things, the financial strength of the tenant and any guarantors, a review of publicly filed documents and analyst research reports (as a majority of the Company’s tenants are public companies), a review of the tenant’s cash balance and estimated cash “burn” rate if the tenant’s cash flow from operations is negative, and the tenant’s payment history.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.	Please advise us whether management considers net operating income and/or same store net operating income key performance indicators. We may have further comments.

BioMed Response: The Company believes that net operating income and same store net operating income provide useful information to investors regarding the Company’s property-level performance over time.

In future Exchange Act periodic filings, the Company will include disclosure substantially similar to the following within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”):

The following table sets forth the basis for presenting the historical financial information for same properties (all properties except redevelopment/development, new properties, and corporate entities), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years

Daniel L. Gordon

April 13, 2012

ended December 31, 2012 or 2011), new properties (properties that were not owned for each of the years ended December 31, 2012 and 2011 and were not under redevelopment/development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint ventures), in thousands:

	Same Properties						Redevelopment/ Development Properties						New Properties						Corporate				Total
	2012			2011			2012			2011			2012			2011			2012		2011		2012			2011
Rentable square feet		xx,xxx,xxx			xx,xxx,xxx			xxx,xxx			xxx,xxx			xxx,xxx			xxx,xxx							xx,xxx,xxx			xx,xxx,xxx
Percent of total portfolio		xx.x	%		xx.x	%		xx.x	%		xx.x	%		xx.x	%		xx.x	%						xx.x	%		xx.x	%
Percent leased (1)		xx.x	%		xx.x	%		xx.x	%		xx.x	%		xx.x	%		xx.x	%						xx.x	%		xx.x	%
Current annualized base rent - GAAP basis (1) (2)	$	xx.xx		$	xx.xx		$	xx.xx		$	xx.xx		$	xx.xx		$	xx.xx						$	xx.xx		$	xx.xx
Rental revenue	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx		$	xxx		$	xxx	$	xxx	$	xxx		$	xxx
Tenant recoveries		xxx			xxx			xxx			xxx			xxx			xxx			xxx		xxx		xxx			xxx
Other income		xxx			xxx			xxx			xxx			xxx			xxx			xxx		xxx		xxx			xxx

Total revenues		xxx			xxx			xxx			xxx			xxx			xxx			xxx		xxx		xxx			xxx
Rental operations expense		xxx			xxx			xxx			xxx			xxx			xxx			xxx		xxx		xxx			xxx

Net operating income	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx		$	xxx		$	xxx	$	xxx	$	xxx		$	xxx

Less: adjustments to cash basis (3)		xxx			xxx			xxx			xxx			xxx			xxx			xxx		xxx		xxx			xxx

Net operating income - cash basis (4)	$	xxx		$	xxx		$	xxx		$	xxx		$	xxx		$	xxx		$	xxx	$	xxx	$	xxx		$	xxx

(1)	Provided in response to Staff comment # 10.
(2)	Current annualized base rent – GAAP basis is the monthly contractual rent as of the current period ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by 12 months as adjusted for straight line rent, fair-value lease revenue, and lease incentive revenue.
(3)	Adjustments to cash basis include amounts for straight line rents, fair-value lease revenue, lease incentive revenue, bad debt expense, and other revenue, but exclude adjustments to expenses accrued in rental operations expense.
(4)	Net operating income - cash basis is calculated as net operating income minus straight line rents minus fair-value lease revenue minus lease incentive revenue minus bad debt expense minus other revenue.

The following is a reconciliation of net operating income – cash basis to net income:

	Year ended December 31, 2012		Year ended December 31, 2011
Net operating income – cash basis (1)	$	xxx	$	xxx
Add: adjustments to cash basis (2)		xxx		xxx

Net operating income		xxx		xxx
Unallocated income / (expense):
Depreciation and amortization expense		xxx		xxx
General and administrative expense		xxx		xxx
Acquisition related expenses		xxx		xxx

Income from operations		xxx		xxx
Equity in net loss of unconsolidated partnerships		xxx		xxx
Interest expense, net		xxx		xxx
Other (expense) / income		xxx		xxx

Net income	$	xxx	$	xxx

(1)	Net operating income - cash basis is calculated as net operating income minus straight line rents minus fair-value lease revenue minus lease incentive revenue minus bad debt expense minus other revenue.

Daniel L. Gordon

April 13, 2012

(2)	Adjustments to cash basis include amounts for straight line rents, fair-value lease revenue, lease incentive revenue, bad debt expense, and other revenue, but exclude adjustments to expenses accrued in rental operations expense.

The Company will include a narrative discussion of material fluctuations in any of the captions disclosed above and how tenant concessions, such as free rent, have affected rental revenues, if material, in response to Staff comment # 9.

Redevelopment/Development Properties, page 40

3.	In future Exchange Act periodic filings, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding costs incurred to date.

BioMed Response: In accordance with the Staff’s comment, the Company will expand its disclosure in the MD&A section of future Exchange Act periodic reports to include information regarding development/redevelopment costs incurred to date, to the extent that the Company has a significant development/redevelopment portfolio.

4.	In future filings please expand your disclosure to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year. In addition, please provide a narrative discussion for fluctuations from year to year and expectations for the future.

BioMed Response: In accordance with the Staff’s comment, the Company will expand its disclosure in the MD&A section of future Exchange Act periodic reports to include additional disclosures of capital expenditures by the categories requested above by year, including a narrative discussion of material fluctuations from year to year and future expectations.

Lease Expirations, page 41

5.	In future Exchange Act periodic filings, please include the number of tenants whose leases will expire in each period in your lease expirations table.

BioMed Response: The Company respectfully submits that it believes that including the number of tenants whose leases will expire in each period on the Company’s lease expirations table may be more confusing to the Company’s investors than helpful. This is because the Company has a large number of tenants in its portfolio with multiple leased spaces and varying expiration dates, which would lead to an “over-reporting” of tenants whose leases expire each year.

The Company believes the most helpful disclosure to its investors for lease expirations is currently represented on the Company’s lease expirations table, where the Company provides detailed disclosure across key categories, including metrics associated with leased square feet and annualized base rent. Additionally, the Company discloses in its Exchange Act periodic reports detail regarding multiple expiration dates for each of its ten largest tenants that comprised 42.7% of leased square feet and 55.3% of annualized base rent as of December 31, 2011.

Daniel L. Gordon

April 13, 2012

Finally, the Company discloses in its Exchange Act periodic reports the number of tenants in its portfolio in total, without duplication for tenants with multiple leases. Providing the number of tenants whose leases will expire in each period in the Company’s Exchange Act periodic reports may therefore result in perceived inconsistencies in the total number of tenants reported by the Company.

6.	We note the amount of leased square feet and annualized base rent per square foot that is expiring in 2012. In future filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

BioMed Response: The unique nature of specific improvements required for the Company’s life science tenants makes it difficult to meaningfully compare expiring lease rates to local market data. The specific factors that can influence the comparisons include, but are not limited to, the type and mix of space (office versus laboratory), the age of the space, the extent to which the property will be improved and local market conditions. The Company believes that the disclosures of rental rates, tenant improvements, and tenant concessions for leasing activity in the period and a comparison of rents on renewed leases to prior rents are the most meaningful disclosure in regards to current market terms for its leases, which the Company plans to provide in future Exchange Act periodic reports in response to Staff comments #7 and #8.

Results of Operations, page 46

7.	In future Exchange Act periodic reports, please discuss leasing results for the prior period that include tenant improvement costs, leasing commissions and tenant concessions. These amounts should be shown on a per square foot basis or square footage should be shown so the amounts can be calculated.

BioMed Response: In accordance with the Staff’s comment, the Company will expand its disclosure in the MD&A section of future Exchange Act periodic reports to include disclosure substantially similar to the following:

	Leased Square Feet		Current annualized base rent per leased square foot (1)

Leased square feet as of December 31, 2011	x,xxx,xxx
Acquisitions	xxx,xxx		$	xx.xx
Dispositions	(xxx,xxx	)		xx.xx
Expirations	(xxx,xxx	)		xx.xx
Renewals, amendments, and extensions	xxx,xxx			xx.xx
New leases – first generation (2)	xxx,xxx			xx.xx
New leases – second generation (3)	xxx,xxx		$	xx.xx

Leased square feet as of December 31, 2012	x,xxx,xxx

(1)	Current annualized base rent is the monthly contractual rent as of the current period ended, or if rent has not yet commenced, the first monthly rent payment due at each rent commencement date, multiplied by 12 months.
(2)	Leases on space which, in management’s evaluation, require significant improvements to prepare or condition the premises for its intended purpose or enhance the value of the property. This generally includes capital expenditures for development, redevelopment or repositioning a property.
(3)	Leases which are not considered by management to be first generation leases.

Daniel L. Gordon

April 13, 2012

The following is detail of the leases signed and associated leasing costs during the year ended December 31, 2012:

	Number of leases	Square feet	Tenant improvement costs per square foot		Lease commission costs per square foot		Tenant concession costs per square foot (1)
Renewals, amendments, and extensions	xx	xxx,xxx	$	xx.xx	$	xx.xx	$	xx.xx
New leases – first generation	xx	xxx,xxx		xx.xx		xx.xx		xx.xx
New leases – second generation	xx	xxx,xxx		xx.xx		xx.xx		xx.xx

Total	xx	xxx,xxx	$	xx.xx	$	xx.xx	$	xx.xx

(1)	Includes both rent concessions due to free or discounted rent periods and lease incentives paid to tenants.

8.	In future Exchange Act periodic reports, please compare new rents on renewed leases to prior rents.

BioMed Response: In accordance with the Staff’s comment, the Company will expand its disclosure in the MD&A section of future Exchange Act periodic reports to include this information.

9.	We note your table on page 47 that discusses rental revenues. In future Exchange Act periodic reports, please disclose how tenant concessions, such as free rent, have affected rental revenues.

BioMed Response: In accordance with the Staff’s comment, the Company will expand its disclosure in the MD&A section of future Exchange Act periodic reports to include how tenant concessions, such as free rent, have affected rental revenues if material, including a discussion of average rental rates on a GAAP basis as disclosed in the Company’s response to Staff comment # 2.

10.	We note your disclosure of historical financial information for same properties. In future filings, please accompany this disclosure with same store occupancy trends and same store average rent trends, as adjusted for leasing incentives.

BioMed Response: In accordance with the Staff’s comment, the Company will expand its disclosure in the MD&A section of future Exchange Act periodic reports to include disclosure substantially similar to that contained in the Company’s response to Staff comment # 2, which includes disclosure of same store occupancy (leased percentage) and same store average rent (current annualized base rent – GAAP basis).

Funds from Operations, page 58

11.	We note that you do not reconcile FFO to net income for the year ended December 31, 2009. In future Exchange Act periodic filings, in your reconciliation of FFO to net income, please include the periods covered in the income statements.

BioMed Response: In accordance with the Staff’s comment, the Company will expand its disclosure in future Exchange Act periodic reports to include this information.

Consolidated Statements of Cash Flows, page 71

12.	It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2011 and 2010 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

Daniel L. Gordon

April 13, 2012

BioMed Response: In accordance with the Staff’s comment, the Company will revise its disclosure in future Exchange Act periodic reports to include this information separately in the statement of cash flows. For the year ended December 31, 2011, cash used for acquisitions was $396.2 million and cash used for capital expenditures was $140.7 million. For the year ended December 31, 2010, cash used for acquisitions was $595.4 million and cash used for capital expenditures was $110.8 million.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ ALAN D. GOLD
Alan D. Gold
Chairman and Chief Executive Officer

cc:	Kent Griffin, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Greg N. Lubushkin, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Jonathan P. Klassen, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Stephen A. Willey, BioMed Realty Trust, Inc. & BioMed Realty, L.P.

Craig M. Garner, Latham & Watkins LLP